SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                           LaSalle Re Holdings Limited
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     G5383Q101
                                 (CUSIP Number)

                                Timothy S. Scott
                                     Counsel
                            CNA Financial Corporation
                              CNA Plaza - 23 South
                             Chicago, Illinois 60685
                                (312) 822 - 4979

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 30, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [XXX].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following page(s))

(1)        Name of Reporting Person:        CNA Financial Corporation

           SS or IRS Identification         36-6169860
           Nos. of Above Persons:

(2)        Check the Appropriate Box        (a)       (b) X
           If A Member of Group
           (See Instructions)

(3)        SEC Use Only

(4)        SOURCE OF FUNDS

           WC

(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)               / /

(6)        Citizenship or Place of Organization      Delaware

           Number of             (7)  Sole Voting Power         0
           Shares
           Beneficially Owned    (8)  Shared Voting Power       3,455,500
           by Each Reporting
           Person With:          (9)  Sole Dispositive Power    0

                                (10)  Shared Dispositive Power: 3,455,500

(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person                       3,455,500

(12)       Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares (See Instructions)

(13)       Percent of Class
           Represented By Amount in Row 11                       21.2%

(14)       Type of Reporting
           Person (See Instructions)                             HC

     Under Illinois Law, assets owned by Continental Casualty Company, an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.

(1)        Name of Reporting Person:        Loews Corporation

           SS or IRS Identification         13-2646102
           Nos. of Above Persons:

(2)        Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

(3)        SEC Use Only

(4)        Citizenship or Place of Organization      Delaware

           Number of             (5)  Sole Voting Power         0
           Shares
           Beneficially Owned    (6)  Shared Voting Power       3,455,500
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    0

                                 (8)  Shared Dispositive Power: 3,455,500

(9)        Aggregate Amount Beneficially
           Owned by Each Reporting Person                       3,455,500

(10)       Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

(11)       Percent of Class
           Represented By Amount in Row 9                       21.2%

(12)       Type of Reporting
           Person (See Instructions)                            HC

     Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.

(1)        Name of Reporting Person:        Continental Casualty Company

           SS or IRS Identification         36-2114545
           Nos. of Above Persons:

(2)        Check the Appropriate Box        (a)       (b) X
           If A Member of Group
           (See Instructions)

(3)        SEC Use Only

(4)        Citizenship or Place of Organization      Illinois

           Number of             (5)  Sole Voting               0
           Shares
           Beneficially Owned    (6)  Shared Voting             3,455,500
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    0

                                 (8)  Shared Dispositive Power: 3,455,500

(9)        Aggregate Amount Beneficially
           Owned by Each Reporting Person                       3,455,500

(10)       Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

(11)       Percent of Class
           Represented By Amount in Row 9                       21.2%

(12)       Type of Reporting
           Person (See Instructions)                            IC

     Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.

Item 1.   Security and Issuer.

          This Schedule relates to shares of the Common Stock, par value $1.00 per share ("Common Stock") of LaSalle Re Holdings Limited (the "Issuer"). The Issuer's principal executive office is located at 25 Church Street, P.O. Box HM 1502, Hamilton, HMFX, Bermuda.

Item 2.   Identity and Background.

          This statement is submitted by the following entities: 1. CNA Financial Corporation ("CNA"), which is a corporation organized under the laws of the State of Delaware. CNA's principal address is CNA Plaza, Chicago, Illinois 60685. CNA is a holding company which derives substantially all of its operating income and cash flow from its subsidiaries, whose lines of business include property and casualty insurance; life insurance, accident and health insurance; pension products and annuities; and related services. The shares which are the subject of this report are owned by two wholly owned subsidiaries of
          CNA: Continental Casualty Company (3,136,350 shares) and CNA (Bermuda) Services Ltd., a Bermuda corporation. CNA has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. CNA is a majority (84%) owned subsidiary of Loews Corporation.


          2. Loews Corporation ("Loews"), which is a corporation organized under the laws of the State of Delaware. Loews Corporation has its principal offices at 667 Madison Avenue, New York, New York 10021-8087. Loews is a holding company and derives all of its operating income and cash flow from its subsidiaries. In addition to CNA, Loews' subsidiaries are engaged in the following lines of business; the production and sale of cigarettes (Lorillard, Inc., a wholly owned subsidiary); the operation of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary); the operation of offshore oil and gas drilling rigs (Diamond Offshore, a 50.3% owned subsidiary); and the distribution and sale of watches and clocks (Bulova Corporation, a 97% owned subsidiary). Loews has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          3. Continental Casualty Company ("Continental"), which is an insurance company organized under the laws of the State of Illinois. Continental's principal address is CNA Plaza, Chicago, Illinois 60685. Continental is a property and casualty insurance company. Continental is a wholly owned subsidiary of CNA Financial Corporation. Continental has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Continental is the owner of 3,136,350 of the shares or instruments convertible into shares, described in this report. Under Illinois Law, assets owned by Continental Casualty Company are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding companies is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.

          The names, business addresses and occupational information for: (a) each executive officer and director of CNA Financial Corporation (b) each executive officer and director of Loews Corporation and (c) each executive officer and director of Continental Casualty Company is set forth in Exhibit A. To the best of the knowledge of CNA Financial Corporation, Loews Corporation, and Continental Casualty Company, respectively, each of the individuals on Exhibit A has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Item 3. Source and Amount of Funds or Other Consideration Working capital.

Item 4. Purpose of the Transaction

          Certain subsidiaries of CNA Financial Corporation (collectively "CNA") were among the entities which capitalized LaSalle Re Limited ("LaSalle Re"), which is LaSalle Re Limited's ("Holdings'") principal operating subsidiary. In respect of the exchange of certain interests in La Salle Re, CNA received, immediately prior to the completion of Holdings' initial public offering, options to acquire non-voting common stock in LaSalle Re, in the following amounts: Continental Casualty Company - 135,350 options; CNA (Bermuda) Services Ltd. - 318,150 options. Such options are exerciseable subject to the prior approval of the Bermuda Monetary Authority. The non-voting stock is exchangeable, subject to certain conditions and approval of the Board of Directors, into common shares of Holdings on a one for one basis. CNA additionally received 1,425,354 shares of common stock of Holdings and 1,574,646 shares of non-voting exchangeable shares of LaSalle Re, both of which positions are held in Continental Casualty Company. CNA exercised its options to acquire additional non-voting stock in LaSalle Re Limited in order to receive dividend income accruing to such shares.

          CNA has no present intention to seek to initiate any extraordinary transactions such as a merger or sale of material amounts of Holdings', nor to effect a change in the Issuer's board of directors, management or documents governing Holdings' conduct of its business or corporate structure.

Item 5.  Interest in Securities of the Issuer

               (a) Continental Casualty Company owns 1,425,354 shares of the common stock of LaSalle Re Holdings Limited, which constitutes 9.39% of such shares outstanding. Continental Casualty Company additionally owns, as a consequence of the exercise of its options on September 30, 1998, 1,710,996 shares of non-voting exchangeable common stock of LaSalle Re Limited. If exchanged, such shares together with the shares already held by Continental Casualty Company would constitute 17.9% of Holdings shares outstanding.

               CNA (Bermuda) Services Limited owns, as a consequence of its exercise of its options on September 30, 1998, 318,150 shares of non-voting exchangeable common stock of LaSalle Re Limited. If exchanged, such shares together with the shares already held by Continental Casualty Company would constitute 21.2% of Holdings' shares outstanding.

               (b). Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein. Additionally, the CNA subsidiaries which own the securities which are the subject of this report are subject to the provisions of the agreements identified in Item 6 of this report.

               (c) On September 30, 1998, Continental Casualty Company exercised its option to acquire 136,350 additional shares of non-voting common stock of LaSalle Re Limited. On September 30, 1998, CNA (Bermuda) Services Ltd. exercised its option to acquire 318,150 additional shares of non-voting common stock of LaSalle Re Limited. No affiliate of CNA Financial Corporation has had other transactions in securities issued by or convertible into securities issued by Holdings in the sixty days preceding the filing of this report.

          (d) None.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


The following agreements relating to the securities issued by Holdings have been entered into by CNA:


     1 Excess Ownership Agreement dated November 27, 1995 among Holdings, LaSalle Re and the Founding Shareholders (Filed with the SEC as Exhibit 10.3 to Form 10-Q for the quarterly period ended December 31, 1995 (File No. 0-27216)).

     2 Amended and Restated Shareholders Agreement dated November 27, 1995 among Holdings, LaSalle Re and the Founding Shareholders (Filed with the SEC as
Exhibit 10.1 to Form 10-Q for the quarterly period ended December 31, 1995 (File No. 0-27216)).

     3 Conversion Agreement dated November 27, 1995 among Holdings, LaSalle Re and holders of Exchangeable Non-Voting Shares (Filed with the SEC as Exhibit
10.4 to Form 10-Q for the quarterly period ended December 31, 1995 (File No. 0-27216)).

Item 7.  Material to Be Filed as Exhibits

     (a) Executive Officers and Directors of CNA Financial Corporation, Loews Corporation, and Continental Casualty Company.

     (B) Agreement Relating to the Filing of Joint Acquisition Statements


Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL CASUALTY COMPANY
/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, Secretary and General Counsel


CNA FINANCIAL CORPORATION


/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, Secretary and General Counsel


LOEWS CORPORATION

/s/ Barry L Hirsch
             Signature

Barry L. Hirsch
Senior Vice President, Secretary and General Counsel


                                    Exhibit A

CNA Financial Corporation


Directors and Executive Officers


Antoinette Cook Bush, Partner, Skadden, Arps, Slate, Meagher & Flom, Washington,
D. C. since 1993.

Dennis H. Chookaszian, Chairman of the Board and Chief Executive Officer of the CNA Insurance Companies since September 1992.

Philip L. Engel, President of the CNA Insurance Companies since September 1992.

Robert P. Gwinn, Retired Chairman of the Board and Chief Executive Officer of Encyclopaedia Britannica. He is a director of Alberto Culver Company.

Walter F. Mondale, Partner in the Minneapolis, Minnesota law firm of Dorsey & Whitney since December 1996.

Edward J. Noha, Chairman of the Board of CNA since September 1992. Prior to that time and since February 1975, Mr. Noha was Chairman of the Board and Chief Executive Officer of the CNA Insurance Companies.

Joseph Rosenberg, Chief Investment Strategist of Loews since 1995. Prior to that,he was Chief Investment Officer of Loews since August 1973.

Richard L.Thomas, Retired Chairman of the Board of First Chicago NBD Corporation ("NBD"). He was Chairman of the Board of First Chicago Corporation (the predecessor of NBD) from January 1992 through December 1995.

JamesS. Tisch, President and Chief Operating Officer of Loews since October 1994. Prior to that, he was Executive Vice President of Loews.

Luarence A. Tisch, Co-Chairman of the Board and Co-Chief Executive Officer of Loews. He is the Chief Executive Officer of CNA.

PRESTON R. Tisch, Co-Chairman of the Board and Co-Chief Executive Officer of Loews.

Marvin Zonis, Professor of international political economy at the Graduate School of Business of the University of Chicago since 1989.


Loews Corporation


Directors and Executive Officers


Charles B. Benenson, 85 - Officer and Director, Benenson Realty Company (real estate investments).

John Brademas, 71 - President Emeritus since 1992 and, prior thereto, President of New York University.

Dennis H. Chookaszian, 54 - Chairman of the Board and Chief Executive Officer of the CNA Insurance Companies since September 1992.

Paul J. Fribourg, 44 - Chairman of the Board of Directors and Chief Executive Officer of Continental Grain (international agribusiness and financial services) since April 1997.

Bernard Myerson, 80 - Retired, formerly Chairman Emeritus of Sony Theatre Management Corporation.

Edward J. Noha, 70 - Chairman of the Board of CNA Financial Corporation since 1992.

Gloria R. Scott, 59 - President, Bennett College, Greensboro, North Carolina.

Andrew H. Tisch, 48 - Chairman of the Management Committee since 1995. Prior thereto he had been Chairman of the Board and Chief Executive Officer of Lorillard, Inc. a wholly owned subsidiary of the Loews Corporation.

James S. Tisch, 45 - President and Chief Operating Officer of the Loews Corporation since 1994.

Jonathan M. Tisch, 44 - President and Chief Executive Officer of Loews Hotels.

Laurence A. Tisch, 75 - Co-Chairman of the Board and Co-Chief Executive Officer of the Loews Corporation.

Preston R. Tisch, 71 - Co-Chairman of the Board and Co-Chief Executive Officer of the Loews Corporation.

Continental Casualty Company


Directors

Dennis H. Chookaszian         Chief Executive Officer, Continental Casualty
                              Company

W. James McGinnitie           Chief Financial Officer, Continental Casualty
                              Company

Philip Engel                  President, Continental Casualty Company

William H. Sharkey, Jr.       Senior Vice President, Continental Casualty
                              Company

Carol Dubnicki                Senior Vice President, Continental Casualty
                              Company

Jonathan D. Kantor            Senior Vice President, Secretary and General
                              Counsel, Continental Casualty Company


Executive Officers

Dennis H. Chookaszian         Chief Executive Officer, Continental Casualty
                              Company

W. James McGinnitie           Chief Financial Officer, Continental Casualty
                              Company

Philip Engel                  President, Continental Casualty Company

Jonathan D. Kantor            Senior Vice President, Secretary and General
                              Counsel, Continental Casualty Company




                                    Exhibit B

        Agreement Relating to the Filing of Joint Acquisition Statements

     Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-l(f) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the undersigned.

CONTINENTAL CASUALTY COMPANY
/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, Secretary and General Counsel


CNA FINANCIAL CORPORATION


/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, Secretary and General Counsel


LOEWS CORPORATION

/s/ Barry L Hirsch
             Signature

Barry L. Hirsch
Senior Vice President, Secretary and General Counsel